Mail Stop 4561

May 19, 2008

Lawrence Kusch
Assistant Vice President
The Bank of New York Trust Company, N.A.
2 North LaSalle Street, Suite 1020
Chicago, Illinois 60602

> **RE: Government Trust 2-F**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-17313**

Dear Mr. Kusch,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief